SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to FORM U-1

APPLICATION OR DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.	Allegheny Energy Supply Company, LLC
10435 Downsville Pike	10435 Downsville Pike
Hagerstown, MD 21740	Hagerstown, MD 21740
Allegheny Energy Service Corporation	West Penn Power Company
10435 Downsville Pike	800 Cabin Hill Drive
Hagerstown, MD 21740	Greensburg, PA 15601
Monongahela Power Company	The Potomac Edison Company
1310 Fairmont Avenue	10435 Downsville Pike
Fairmont, WV 26554	Hagerstown, MD 21740

(Name of company or companies filing this statement and addresses of principal executive offices)

Allegheny Energy, Inc.

(Name of top registered holding company parent of each applicant or declarant)

The Commission is requested to mail signed copies of all orders, notices and communications in connection with this Application to:

Thomas K. Henderson, Esq.	Terence A. Burke, Esq.
Vice President and General Counsel	Deputy General Counsel
Allegheny Energy, Inc.	Allegheny Energy Service Corporation
10435 Downsville Pike	10435 Downsville Pike
Hagerstown, MD 21740	Hagerstown, MD 21740
Anthony Wilson, Esq.	Robert E. Buckholz, Jr., Esq.
Senior Counsel	Sullivan & Cromwell
Allegheny Energy Service Corporation	125 Broad Street
10435 Downsville Pike	New York, NY 10004-2498
Hagerstown, MD 21740	

Applicants hereby amend the following sections of this application - declaration as follows.

Item 1, Description of the Transaction, the second paragraph of section 3.1(d), Rule 54, which reads:

> Allegheny is in compliance with all requirements of Rule 53(a). With reference to Rule 53(a)(1), Allegheny's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) of $929 million for the four quarters ended March 31, 2001. With reference to Rule 53(a)(2), Allegheny maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Allegheny's public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Allegheny directly or indirectly holds an interest.

is deleted and replaced with the following paragraph.

> Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at June 30, 2001 was approximately $460 million, or about 48% of Allegheny's consolidated retained earnings of $965 million for the four quarters ended June 30, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, w ith reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred or are continuing. Because Rule 53(a) and Rule 53(b) are satisfied, Rule 53(c) does not need to be addressed.

Item 6,Exhibits and Financial Statements, is amended as follows.

(a)   Exhibits

        B-2   Employee Matters Agreement
                (filed Sept. 5, 2001)

        B-3   Tax Indemnification Agreement
                (filed Sept. 5, 2001)

        B-4   Transitional Services Agreement
                (filed Sept. 5, 2001)

        B-5   Confidential Disclosure Agreement
                (filed Sept. 5, 2001)

NY12529:320345.16

B-6   Intellectual Property Ownership Agreement
       (filed Sept. 5, 2001)

B-7   Indemnification and Insurance Matters Agreement
       (filed Sept. 5, 2001)

(b)   Financial Statements as of June 30, 2001

FS-1   Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC
        balance sheet, per books and pro forma (filed confidentially Sept.5, 2001
        on Form SE)

FS-2   Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC
        statement of income and retained earnings, per books and pro forma
        (filed confidentially Sept. 5, 2001 on Form SE)

FS-3   Capital Structure Analysis Charts (filed confidentially Sept. 5, 2001 on
        Form SE

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

ALLEGHENY ENERGY, INC.
ALLEGHENY ENERGY SUPPLY COMPANY, LLC
ALLEGHENY ENERGY SERVICE CORPORATION
WEST PENN POWER COMPANY
MONONGAHELA POWER COMPANY
THE POTOMAC EDISON COMPANY

By: _____
         Thomas K. Henderson

Dated: September 5, 2001